UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

(Amendment No. 1)

Newmark Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

65158N 102

(CUSIP Number)

Stephen M. Merkel

Cantor Fitzgerald, L.P.

499 Park Avenue

New York, NY 10022

(212) 610-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65158N 102	13D	Page 2 of 18 Pages

1	NAME OF REPORTING PERSONS BGC Partners, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 0 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 65158N 102	13D	Page 3 of 18 Pages

1	NAME OF REPORTING PERSONS Cantor Fitzgerald, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 44,681,473 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 44,681,473 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,681,473 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 65158N 102	13D	Page 4 of 18 Pages

1	NAME OF REPORTING PERSONS CF Group Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,060,412 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,060,412 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,060,412 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 65158N 102	13D	Page 5 of 18 Pages

1	NAME OF REPORTING PERSONS Howard W. Lutnick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,221,776 shares of Class A Common Stock
	8	SHARED VOTING POWER 52,996,341 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 4,221,776 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 52,996,341 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,218,117 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5%
14	TYPE OF REPORTING PERSON IN

Page 6 of 18 Pages

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D, dated March 19, 2018 (the “Original 13D”), filed by BGC Partners, Inc., a Delaware corporation (“BGC”), Cantor Fitzgerald, L.P., a Delaware limited partnership (“CFLP”), CF Group Management, Inc., a New York corporation (“CFGM”), and Howard W. Lutnick (together with BGC, CFLP and CFGM, the “Reporting Persons”). Capitalized terms used in this Amendment but not defined herein shall have the respective meanings ascribed to them in the Original 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by updating previously reported information with respect to the following items. All of the information set forth below has been previously reported in the public filings of Newmark Group, Inc. (“Newmark”) or BGC and/or in Section 16(a) reports of the relevant persons, in each case unless otherwise indicated or not applicable.

On November 23, 2018, BGC, BGC Holdings, BGC U.S. OpCo, Newmark, Newmark Holdings, Newmark OpCo and, solely for the provisions set forth therein, CFLP and BGC Global OpCo entered into an Amended and Restated Separation and Distribution Agreement (the “Amended and Restated Separation and Distribution Agreement”), amending and restating the Separation Agreement, as amended. The description of the Amended and Restated Separation and Distribution Agreement set forth in Item 6 below is incorporated herein by reference.

Pursuant to the Amended and Restated Separation and Distribution Agreement and the Contribution and Issuance Agreement, by and between BGC and Newmark, dated November 23, 2018, BGC contributed 7,049,807 limited partnership units of Newmark OpCo (“OpCo Units”) in exchange for the issuance by Newmark to BGC of 6,903,875 shares of Class A Common Stock on November 23, 2018 at an exchange ratio of 0.9793 shares of Class A Common Stock per OpCo Unit.

Pursuant to the Amended and Restated Newmark Holdings Limited Partnership Agreement, BGC exchanged 9,587,203 exchangeable limited partnership units of Newmark Holdings (“Holdings Units”) for 9,388,748 shares of Class A Common Stock and 5,560,592 exchangeable Holdings Units for 5,445,488 shares of Class B Common Stock, in each case, on November 23, 2018 at an exchange ratio of 0.9793 shares of Common Stock per Holdings Unit.

On November 13, 2018, BGC announced that its board of directors had declared a special stock dividend (the “Distribution”) to its stockholders of all of the shares of Class A Common Stock and all of the shares of Class B Common Stock owned by BGC as of immediately prior to the effective time of the Distribution on November 30, 2018 (the “Distribution Date”). On the Distribution Date, BGC distributed 131,886,409 shares of Class A Common Stock, which represented approximately 85% of the outstanding shares of Class A Common Stock as of the Distribution Date, and 21,285,537 shares of Class B Common Stock, which represented 100% of the outstanding shares of Class B Common Stock as of the Distribution Date. These shares of Common Stock collectively represented approximately 94% of the total voting power of the outstanding Common Stock and approximately 87% of the total economics of the outstanding Common Stock as of the Distribution Date.

Page 7 of 18 Pages

The Distribution was made on the Distribution Date by means of a pro rata dividend to holders of record of BGC Class A common stock and BGC Class B common stock, respectively, as of the close of business, New York City time, on November 23, 2018. As of November 23, 2018, there were 284,302,248 shares of BGC Class A common stock and 45,884,380 shares of BGC Class B common stock outstanding. Accordingly, BGC stockholders received 0.463895 of a share of Class A Common Stock for each share of BGC Class A common stock held as of November 23, 2018 and 0.463895 of a share of Class B Common Stock for each share of BGC Class B common stock held as of November 23, 2018.

No fractional shares of Common Stock were received by BGC stockholders. Instead, BGC stockholders received a cash payment in lieu of any fractional share of Common Stock that they otherwise would have received.

In connection with the Distribution, each outstanding, unvested BGC restricted stock unit award (whether held by a BGC employee or Newmark employee) was converted into (i) a BGC restricted stock unit award covering the same number of shares of BGC Class A common stock as immediately prior to the Distribution and (ii) a Newmark restricted stock unit award covering a number of shares of Class A Common Stock equal to (a) 0.463895 multiplied by (b) the number of shares of BGC Class A common stock covered by such BGC restricted stock unit award immediately prior to the Distribution. Except as described in the immediately preceding sentence, following the Distribution, both the BGC and Newmark restricted stock unit awards have the same terms and conditions, including the same vesting periods, as the BGC restricted stock unit awards had immediately prior to the Distribution. Any fractional Newmark restricted stock units resulting from such conversion have been rounded up to the nearest whole restricted stock unit with respect to a share of Class A Common Stock when, after aggregating all such Newmark restricted stock units held by such holder, such holder would otherwise have received a Newmark restricted stock unit relating to fractional shares of Class A Common Stock.

The shares of Class A Common Stock distributed in respect of shares of BGC restricted Class A stock in the Distribution are subject to the same restrictions as such shares of BGC had immediately prior to the Distribution. If BGC or Newmark waives or releases any such restrictions applicable to shares of common stock held by a BGC or Newmark employee, as the case may be, Newmark or BGC, as the case may be, may concurrently waive or release the corresponding restrictions applicable to the corresponding shares of Newmark or BGC restricted stock. In addition, in connection with the Distribution, other rights, contracts and arrangements with respect to Common Stock (including, without limitation, the distribution rights shares (as defined below) with respect to Class A Common Stock and BGC Class A common stock and Mr. Lutnick’s standing policy approved by the Audit Committee and the Compensation Committee of Newmark’s Board of Directors) have been appropriately adjusted to reflect the Distribution.

Page 8 of 18 Pages

In the Distribution, CFLP did not acquire beneficial ownership of any shares of Class A Common Stock, except for any shares of Class A Common Stock acquirable upon conversion of shares of Class B Common Stock received in the Distribution, any shares of Class A Common Stock acquirable upon exchange of Holdings Units received in the BGC Holdings distribution (as defined below), and any shares of Class A or Class B Common Stock acquirable upon exchange of Holdings Units acquired as discussed below under the heading “CFLP’s Rights to Purchase Exchangeable Holdings Units.” As of November 30, 2018, CFLP is obligated to distribute 6,494,118 shares of Class A Common Stock pursuant to deferred stock distribution rights provided to current and former partners of CFLP on April 1, 2008, receipt of which has been deferred by the partners currently entitled to receive such shares (“April 2008 distribution rights shares”). As of November 30, 2018, CFLP is obligated to distribute 821,667 shares of Class A Common Stock pursuant to deferred stock distribution rights provided to current and former partners of CFLP on February 14, 2012, receipt of which has been deferred by the partners currently entitled to receive such shares (“February 2012 distribution rights shares” and, collectively with the April 2008 distribution rights shares, the “distribution rights shares”). Such partners include CFGM, Mr. Lutnick, and certain persons listed on Schedule A.

In the Distribution, CFGM acquired beneficial ownership of 951,076 April 2008 distribution rights shares and 74,536 February 2012 distribution rights shares.

In the Distribution, Mr. Lutnick acquired beneficial ownership of an aggregate of 11,635,448 shares of Class A Common Stock, including (i) 2,334,940 shares of Class A Common Stock held directly by Mr. Lutnick, (ii) 3,591,626 April 2008 distribution rights shares receivable by Mr. Lutnick, (iii) 571,238 February 2012 distribution rights shares receivable by Mr. Lutnick, (iv) 951,076 April 2008 distribution rights shares receivable by CFGM, (v) 74,536 February 2012 distribution rights shares receivable by CFGM, (vi) 1,682,334 shares of Class A Common Stock held in various trust, retirement and custodial accounts (consisting of (A) 998,908 shares of Class A Common Stock held in a personal asset trust, of which Mr. Lutnick is sole trustee, (B) 301,804 shares of Class A Common Stock held by a trust (the “Trust”) for the benefit of descendants of Mr. Lutnick and his immediate family, of which Mr. Lutnick’s spouse is one of two trustees and Mr. Lutnick has limited powers to remove and replace such trustees, (C) 107,252 shares of Class A Common Stock held in a Keogh retirement account, (D) 249,499 shares of Class A Common Stock held by trust accounts for the benefit of Mr. Lutnick and members of his immediate family, (E) 13,268 shares of Class A Common Stock held in other retirements accounts, (F) 3,776 shares of Class A Common Stock held in other retirement accounts for Mr. Lutnick’s spouse, and (G) 7,827 shares of Class A Common Stock held in custodial accounts for the benefit of certain members of Mr. Lutnick’ s family under the Uniform Gifts to Minors Act), (vii) 746,955 April 2008 distribution rights shares receivable by the Trust, (viii) 18,199 shares of Class A Common Stock held by LFA LLC (“LFA”), (ix) 75,077 April 2008 distribution rights shares receivable by LFA, (x) 7,512 February 2012 distribution rights shares receivable by LFA, (xi) 278,772 shares of Class A Common Stock held by KBCR Management Partners, LLC (“KBCR”), (xii) 950,057 April 2008 distribution rights shares receivable by KBCR, (xiii) 133,587 February 2012 distribution rights shares receivable by KBCR, and (xiv) 219,539 shares of Class A Common Stock held in Mr. Lutnick’s 401(k) account (as of November 23, 2018).

Page 9 of 18 Pages

KBCR is a non-managing General Partner of CFLP, and Mr. Lutnick is the managing member of KBCR. Mr. Lutnick is the managing member of LFA. Neither CFLP nor CFGM received any shares of Class A Common Stock in the Distribution.

In the Distribution, CFLP received 20,932,211 shares of Class B Common Stock, and CFGM received 353,327 shares of Class B Common Stock. In the Distribution, Mr. Lutnick did not receive any shares of Class B Common Stock.

On November 30, 2018, BGC caused BGC Holdings to distribute pro rata (the “BGC Holdings distribution”) all of the 1,458,931 exchangeable Holdings Units held by BGC Holdings immediately prior to the effective time of the BGC Holdings distribution to its limited partners entitled to receive distributions on their BGC Holdings units who were holders of record of such units as of November 23, 2018. Of the 1,458,931 Holdings Units distributed, CFLP received 449,917 exchangeable Holdings Units, and Mr. Lutnick received 86,377 exchangeable Holdings Units. The Holdings Units received by CFLP are exchangeable for shares of Class A Common Stock or shares of Class B Common Stock, and the Holdings Units received by Mr. Lutnick are exchangeable for shares of Class A Common Stock, in each case at the current exchange rate of 0.9793 shares of Common Stock per Holdings Unit (subject to adjustment).

Following the Distribution and the BGC Holdings distribution, BGC Partners ceased to be a controlling stockholder of Newmark and a Reporting Person, and BGC Partners and its subsidiaries no longer held any shares of Common Stock or equity interests in Newmark or its subsidiaries. The remaining Reporting Persons continue to control Newmark and its subsidiaries following the Distribution and the BGC Holdings distribution.

CFLP’s Rights to Purchase Exchangeable Holdings Units

CFLP has the right to purchase exchangeable Holdings Units from Newmark Holdings upon redemption of non-exchangeable founding partner units (“FPUs”) redeemed by Newmark Holdings upon termination or bankruptcy of a founding/working partner. In addition, pursuant to the Amended and Restated Limited Partnership Agreement of Newmark Holdings, where either current, terminating, or terminated partners are permitted by Newmark to exchange any portion of their FPUs and CFLP consents to such exchangeability, Newmark shall offer to CFLP the opportunity for CFLP to purchase the same number of new exchangeable Holdings Units at the price that CFLP would have paid for the FPUs had Newmark redeemed them. Any such exchangeable Holdings Units purchased by CFLP are currently exchangeable for shares of Class A Common Stock or shares of Class B Common Stock at the current exchange ratio of 0.9793 shares of Common Stock per Holdings Unit (subject to adjustment). As of September 30, 2018, there were 535,849 FPUs in Newmark Holdings that Newmark Holdings had the right to redeem or exchange and with respect to which CFLP had the right to purchase an equivalent number of exchangeable Holdings Units.

Common Stock Pledge by CFLP

As previously reported, on June 21, 2017, CFLP entered into a loan program for certain employees and partners of CFLP and its subsidiaries (each, a “Borrower”), pursuant to which Bank of America, N.A. (“Bank of America”) agreed to make one or more loans (collectively, the “Loans”) available to each Borrower up to an aggregate principal amount of $300 million, and CFLP agreed to purchase the Loans from Bank of America upon the occurrence of certain events. In connection with the Distribution, CFLP pledged 3,100,000 shares of Class B Common Stock and 10,000,000 shares of BGC Class B common stock, to secure CFLP’s purchase obligation pursuant to the terms and provisions of a put and pledge agreement between CFLP and Bank of America.

Item 5. Interest in Securities of the Issuer

See Item 4, which is incorporated by reference herein.

Items 5(a) and 5(b) are hereby amended and restated as follows:

Page 10 of 18 Pages

(a) and (b)

As described above, as of November 30, 2018, CFLP is obligated to distribute 6,494,118 April 2008 distribution rights shares and 821,667 February 2012 distribution rights shares to current and former partners of CFLP. Such partners include CFGM, Mr. Lutnick, and certain persons listed on Schedule A. As a result, certain of the distribution rights shares are included in the number of shares beneficially owned both directly by CFLP, and indirectly by CFGM and Mr. Lutnick as a result of their control of CFLP, and in the number of shares beneficially owned directly by CFGM, Mr. Lutnick, and the other holders of the distribution rights, including certain of the persons listed in Schedule A, resulting in substantial duplications in the number of shares of Class A Common Stock beneficially owned set forth below. Once CFLP distributes the remaining distribution rights shares, these shares of Class A Common Stock will no longer be reflected as beneficially owned directly by CFLP, and indirectly by CFGM and Mr. Lutnick as a result of their control of CFLP; instead, beneficial ownership of such shares will be reported by CFGM and Mr. Lutnick, as a result of direct holdings by CFGM and Mr. Lutnick, and indirect holdings by Mr. Lutnick as a result of his control of CFGM, KBCR and LFA, and by the other recipients of the distribution rights shares, including certain of the persons listed on Schedule A.

As of November 30, 2018, BGC did not have sole or shared voting or sole or shared dispositive power with respect to any shares of Class A Common Stock.

CFLP has shared voting and shared dispositive power with respect to (i) an aggregate of 20,932,211 shares of Class A Common Stock acquirable by CFLP upon conversion of 20,932,211 shares of Class B Common Stock held directly by CFLP and (ii) 23,749,262 shares of Class A Common Stock acquirable by CFLP upon exchange of 24,251,264 exchangeable Holdings Units held directly by CFLP at the current exchange ratio of 0.9793 shares of Common Stock per Holdings Unit (subject to adjustment).

CFGM has shared voting and shared dispositive power with respect to (i) 20,932,211 shares of Class A Common Stock acquirable by CFLP upon conversion of 20,932,211 shares of Class B Common Stock held directly by CFLP, (ii) 353,327 shares of Class A Common Stock acquirable by CFGM upon conversion of 353,327 shares of Class B Common Stock held directly by CFGM, (iii) 23,749,262 shares of Class A Common Stock acquirable upon exchange of 24,251,264 exchangeable Holdings Units held directly by CFLP at the current exchange ratio of 0.9793 shares of Common Stock per Holdings Unit (subject to adjustment), (iv) 951,076 April 2008 distribution rights shares receivable by CFGM, and (v) 74,536 February 2012 distribution rights shares receivable by CFGM.

Mr. Lutnick has sole voting and sole dispositive power with respect to (i) 2,334,940 shares of Class A Common Stock held directly by Mr. Lutnick, (ii) 547,869 shares of Class A Common Stock acquirable upon exchange of 559,450 exchangeable Holdings Units held directly by Mr. Lutnick at the current exchange ratio of 0.9793 shares of Class A Common Stock per Holdings Unit (subject to adjustment), (iii) 998,908 shares of Class A Common Stock held in Mr. Lutnick’s personal asset trust, (iv) 107,252 shares of Class A Common Stock held in a Keogh retirement account, (v) 13,268 shares of Class A Common Stock held in certain of Mr. Lutnick’s retirement accounts and (vi) 219,539 shares of Class A Common Stock held in Mr. Lutnick’s 401(k) account (as of November 23, 2018).

Page 11 of 18 Pages

Mr. Lutnick has shared voting and shared dispositive power with respect to (i) 20,932,211 shares of Class A Common Stock acquirable by CFLP upon conversion of 20,932,211 shares of Class B Common Stock held directly by CFLP, (ii) 353,327 shares of Class A Common Stock acquirable by CFGM upon conversion of 353,327 shares of Class B Common Stock held directly by CFGM, (iii) 23,749,262 shares of Class A Common Stock acquirable upon exchange of 24,251,264 exchangeable Holdings Units held directly by CFLP, (iv) 951,076 April 2008 distribution rights shares receivable by CFGM, (v) 74,536 February 2012 distribution rights shares receivable by CFGM, (vi) 3,591,626 April 2008 distribution rights shares receivable by Mr. Lutnick, (vii) 571,238 distribution rights shares receivable by Mr. Lutnick, (viii) 559,130 of Class A Common Stock held in various trust, retirement and custodial accounts (consisting of (A) 301,804 shares of Class A Common Stock held by the Trust, (B) 249,499 shares of Class A Common Stock held by trust accounts for the benefit of Mr. Lutnick and members of his immediate family and (C) 7,827 shares of Class A Common Stock held in custodial accounts for the benefit of certain members of Mr. Lutnick’ family under the Uniform Gifts to Minors Act), (ix) 746,955 April 2008 distribution rights shares receivable by the Trust, (x) 18,199 shares of Class A Common Stock held by LFA, (xi) 75,077 April 2008 distribution rights shares receivable by LFA, (xii) 7,512 February 2012 distribution rights shares receivable by LFA, (xiii) 278,772 shares of Class A Common Stock held by KBCR, (xiv) 950,057 April 2008 distribution rights shares receivable by KBCR, (xv) 133,587 February 2012 distribution rights shares receivable by KBCR and (xvi) 3,776 shares of Class A Common Stock held in other retirement accounts for Mr. Lutnick’s spouse.

The following sets forth the beneficial ownership of shares of Class A Common Stock by each of the Reporting Persons as of November 30, 2018:

Amount beneficially owned:

(i)	BGC is the beneficial owner of 0 shares of Class A Common Stock.

(ii)	CFLP is the beneficial owner of 44,681,473 shares of Class A Common Stock.

(iii)	CFGM is the beneficial owner of 46,060,412 shares of Class A Common Stock.

(iv)	Mr. Lutnick is the beneficial owner of 57,218,117 shares of Class A Common Stock.

Percent of class:

(i)	0% for BGC;

(ii)	22.3% for CFLP;

(iii)	22.9% for CFGM; and

(iv)	27.5% for Mr. Lutnick.

Page 12 of 18 Pages

Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote of:

0 shares for BGC;

0 shares for CFLP;

0 shares for CFGM; and

4,221,776 shares for Mr. Lutnick.

(ii)	shared power to vote or to direct the vote of:

0 shares for BGC;

44,681,473 shares for CFLP;

46,060,412 shares for CFGM; and

52,996,341 shares for Mr. Lutnick.

(iii)	sole power to dispose or to direct the disposition of:

0 shares for BGC;

0 shares for CFLP;

0 shares for CFGM; and

4,221,776 shares for Mr. Lutnick.

(iv)	shared power to dispose or to direct the disposition of:

0 shares for BGC;

44,681,473 shares for CFLP;

46,060,412 shares for CFGM; and

52,996,341 shares for Mr. Lutnick.

The percentages set forth above are based upon an aggregate of 155,235,913 shares of Class A Common Stock outstanding as of November 30, 2018.

Item 5(d) is hereby amended and restated as follows:

The beneficiaries of the trusts for the benefit of Mr. Lutnick and his family have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by such trusts. Stuart Fraser is a director of CFGM listed on Schedule A. Mr. Fraser’s children have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by trusts established for their benefit. The members of LFA have the right to receive dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by LFA. Each of CFLP and CFGM has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by it. Stephen Merkel is an executive officer of BGC, CFLP and CFGM listed on Schedule A. Each of the beneficiaries of trusts for the benefit of Mr. Merkel’s children, and Mr. Merkel’s spouse, has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by them.

Page 13 of 18 Pages

The other persons listed on Schedule A beneficially own such shares of Class A Common Stock as set forth therein.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Issuer

See Items 4 and 5, which are incorporated by reference herein.

Item 6 is hereby amended and supplemented as follows:

Amended and Restated Separation and Distribution Agreement

On November 23, 2018, BGC, BGC Holdings, BGC U.S. OpCo, Newmark, Newmark Holdings, Newmark OpCo and, solely for the provisions set forth therein, CFLP and BGC Global OpCo (collectively, the “Parties”) entered into the Amended and Restated Separation and Distribution Agreement. The Parties had previously entered into a Separation and Distribution Agreement, dated as of December 13, 2017 (the “Original Separation and Distribution Agreement”), which provided, among other things, for the terms and conditions on which (a) the real estate services business of Newmark would be separated from the other businesses of BGC Partners, (b) Newmark would conduct an initial public offering of Class A Common Stock and (c) BGC would effect the Distribution. On November 8, 2018, the Parties entered into Amendment No. 1 to the Original Separation and Distribution Agreement (“Amendment No. 1”) to include certain amendments in light of, among other things, the Investment by the BGC Group in the Newmark Group in March 2018.

The Parties executed the Amended and Restated Separation and Distribution Agreement to amend the Original Separation and Distribution Agreement, as amended by Amendment No. 1, and to restate the entire agreement in the form of the Amended and Restated Separation and Distribution Agreement. Capitalized terms used in this description of the Amended and Restated Separation and Distribution Agreement but not defined herein or in the Original 13D shall have the respective meanings ascribed to them in the Amendment and Restated Separation and Distribution Agreement. As compared to the Original Separation and Distribution Agreement, the Amended and Restated Separation and Distribution Agreement includes, among others, the following changes:

•

for purposes of calculating the Distribution Ratio, the number of shares of Common Stock held by BGC includes shares of Common Stock that would be held by BGC if all OpCo Units and exchangeable Holdings Units held by BGC and its subsidiaries were exchanged for shares of Common Stock and distributed to BGC;

•

prior to the Distribution, BGC U.S. OpCo and BGC Global OpCo shall distribute any OpCo Units or Holdings Units held by such entities to their equityholders, and prior to the Distribution, BGC shall contribute any OpCo Units held by it (including OpCo Units underlying Holdings Units) to Newmark in exchange for newly issued shares of Common Stock;

•

prior to the Distribution, in connection with a mandatory reinvestment by BGC following the issuance of shares of BGC common stock, BGC could contribute the net proceeds of such issuance to BGC U.S. OpCo and BGC Global OpCo in exchange for a combination of (i) newly issued BGC U.S. OpCo units, (ii) newly issued BGC Global OpCo units and (iii) OpCo Units and/or Holdings Units held by BGC U.S. OpCo and/or BGC Global OpCo;

Page 14 of 18 Pages

•

prior to the Distribution, in the event that any person forfeits any restricted shares of BGC common stock, BGC would deliver BGC U.S. OpCo units, BGC Global OpCo units and OpCo Units to BGC U.S. OpCo, BGC Global OpCo and Newmark OpCo, respectively;

•

the adjustment to the Exchange Ratio was revised so that, in the event that there shall be any Reinvestment Cash in any fiscal quarter, the Exchange Ratio shall be adjusted so that it shall be equal to (i) the number of fully diluted outstanding shares of Common Stock as of immediately prior to such adjustment, divided by (ii) the sum of (A) the number of fully diluted outstanding shares of Common Stock as of immediately prior to such adjustment, plus (B) the Adjustment Factor (as defined below) for such fiscal quarter plus (C) the sum of the aggregate Adjustment Factors for all prior fiscal quarters following the initial public offering of Class A Common Stock, where:

•

the Adjustment Factor shall be equal to the Reinvestment Cash divided by the Newmark Current Market Price as of the day prior to the date on which the adjustment to the Exchange Ratio is made for such fiscal quarter; provided that

•

if, in any subsequent fiscal quarter, the Exchange Ratio shall be further adjusted and the Newmark Current Market Price as of the day prior to the date on which such further adjustment is made is greater than the Newmark Current Market Price used in the bullet above, then the Adjustment Factor for such prior fiscal quarter shall be re-calculated using such greater Newmark Current Market Price; and

•

BGC U.S. OpCo and BGC Global OpCo, on the one hand, and Newmark OpCo, on the other hand, shall each be responsible to issue an appropriate number of units to BGC in connection with potential issuance of a share of BGC common stock by BGC prior to the Distribution, where such share of BGC common stock was included in the fully diluted share count of BGC as of the Partnership Divisions.

The foregoing description of the Amended and Restated Separation and Distribution Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Separation and Distribution Agreement, which is filed as Exhibit 8 hereto and incorporated herein by reference.

Page 15 of 18 Pages

Item 7. Materials to Be Filed as Exhibits

Item 7 is hereby supplemented as follows:

Exhibit Number	Description of Exhibit
Exhibit 7	Joint Filing Agreement, dated as of December 12, 2018, by and among BGC Partners, Inc., Cantor Fitzgerald L.P., CF Group Management, Inc. and Howard W. Lutnick

Exhibit 8	Amended and Restated Separation and Distribution Agreement, dated as of November 23, 2018, by and among Cantor Fitzgerald, L.P., BGC Partners, Inc., BGC Holdings, L.P., BGC Partners, L.P., BGC Global Holdings, L.P., Newmark Group, Inc., Newmark Holdings, L.P. and Newmark Partners, L.P. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Newmark Group, Inc. with the Securities and Exchange Commission on November 27, 2018)

[Signature page follows]

Page 16 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement with respect to it or him is true, complete and correct.

Dated: December 12, 2018

BGC Partners, Inc.

By:	/s/ Howard W. Lutnick
Name: Howard W. Lutnick
Title: Chairman and Chief Executive Officer

Cantor Fitzgerald, L.P.

By:	/s/ Howard W. Lutnick
Name: Howard W. Lutnick
Title: Chairman and Chief Executive Officer

CF Group Management, Inc.

By:	/s/ Howard W. Lutnick
Name: Howard W. Lutnick
Title: Chairman and Chief Executive Officer

/s/ Howard W. Lutnick
Howard W. Lutnick

Page 17 of 18 Pages

Schedule A

The business address of all persons listed below is 499 Park Avenue, New York, NY 10022.

Name	Relationship to Reporting Person(s)	Principal Occupation or Employment	Citizenship	Item 5 Information
Linda A. Bell	Director of BGC	Provost and Dean of the Faculty, and Professor of Economics at Barnard College, Columbia University	United States	Dr. Bell beneficially owns 11,126 shares of Class A Common Stock received in the Distribution.

Steven Bisgay	Executive Officer of CFLP; Executive Officer of CFGM	Chief Financial Officer of CFLP; Chief Financial Officer of CFGM	United States	Mr. Bisgay beneficially owns 1,697 shares of Class A Common Stock, including 697 shares received in the Distribution.

Cantor Fitzgerald, L.P.	Owner of the majority of the voting power of the equity securities of Newmark	Financial services	Delaware limited partnership	See Item 5

CF Group Management, Inc.	Managing General Partner of CFLP	Managing General Partner of CFLP	New York corporation	See Item 5

Stephen T. Curwood	Director of BGC	President of the World Media Foundation, Inc., a non-profit media production company; Senior Managing Director of SENCAP LLC, an investment group; principal of Mamawood Pty Ltd., a media holding company	United States	Mr. Curwood beneficially owns 13,838 shares of Class A Common Stock received in the Distribution.

Stuart A. Fraser	Director of CFGM	Private investor in a number of business ventures and Vice Chairman of CFLP	United States

Mr. Fraser beneficially owns 279,298 shares of Class A Common Stock, including 197,609 shares received in the Distribution and 1,689 shares of Class A Common Stock into which Holdings Units received in the BGC Holdings distribution may be exchanged at the current exchange ratio of 0.9793 shares of Class A Common Stock per Holdings Unit (subject to adjustment).

Sean P. Galvin	Executive Officer of BGC	Chief Accounting Officer of BGC	United States	Mr. Galvin beneficially owns 9,277 shares of Class A Common Stock received in the Distribution.

Anshuman Jain	Executive Officer of CFLP	President of CFLP	United Kingdom	Mr. Jain does not beneficially own any shares of Class A Common Stock.

KBCR Management Partners, LLC	Non-Managing General Partner of CFLP	Non-Managing General Partner of CFLP	Delaware limited liability company	See Item 5

Allison Lutnick	Director of CFGM; wife of Howard W. Lutnick; sister-in-law of Edith Lutnick	Director, Relief Operations of the Cantor Fitzgerald Relief Fund	United States	Ms. Lutnick beneficially owns 1,055,109 shares of Class A Common Stock received in the Distribution.

Edith Lutnick	Director of CFGM; sister of Howard W. Lutnick; sister-in-law of Allison Lutnick	President and Executive Director of the Cantor Fitzgerald Relief Fund; Executive Director of the Eurobrokers Relief Fund	United States	Ms. Lutnick beneficially owns 318,171 shares of Class A Common Stock, including 268,171 shares of received in the Distribution.

Page 18 of 18 Pages

Howard W. Lutnick	Executive Officer and Director of BGC; Executive Officer of CFLP; Executive Officer and Director of CFGM; sole shareholder of CFGM; husband of Allison Lutnick; brother of Edith Lutnick; Sole Managing Member of KBCR Management Partners, LLC, as Trustee of the Howard W. Lutnick Revocable Trust	Chairman and Chief Executive Officer of BGC; Chairman and Chief Executive Officer of CFLP; Chairman and Chief Executive Officer of CFGM; Chairman of the Issuer	United States	See Item 5

Shaun D. Lynn	Executive Officer of BGC	President of BGC	United Kingdom

Mr. Lynn beneficially owns 69,318 shares of Class A Common Stock, including 2,490 shares received in the Distribution and 66,828 shares of Class A Common Stock into which Holdings Units received in the BGC Holdings distribution may be exchanged at the current exchange ratio of 0.9793 shares of Class A Common Stock per Holdings Unit (subject to adjustment).

Steven R. McMurray	Executive Officer of BGC	Chief Operating Officer of BGC	United Kingdom

Mr. McMurray beneficially owns 492 shares of Class A Common Stock into which Holdings Units received in the BGC Holdings distribution may be exchanged at the current exchange ratio of 0.9793 shares of Class A Common Stock per Holdings Unit (subject to adjustment).

Stephen M. Merkel	Executive Officer of BGC; Executive Officer of CFLP; Executive Officer and Director of CFGM	Executive Vice President, General Counsel and Secretary of BGC; Executive Managing Director, General Counsel and Secretary of CFLP; Vice President, Chief Legal Officer, Secretary and Director of CFGM; Secretary of Newmark	United States

Mr. Merkel beneficially owns 30,784 shares of Class A Common Stock, including 26,650 shares received in the Distribution, and 4,134 shares of Class A Common Stock into which Holdings Units received in the BGC Holdings distribution may be exchanged at the current exchange ratio of 0.9793 shares of Class A Common Stock per Holdings Unit (subject to adjustment).

William J. Moran	Director of BGC	Retired	United States	Mr. Moran beneficially owns 41,789 shares of Class A Common Stock, including 26,789 shares received in the Distribution.

David Richards	Director of BGC	Chairman of Prodrive Holdings Ltd., a British motorsport and engineering group	United Kingdom	Mr. Richards beneficially owns 3,259 shares of Class A Common Stock received in the Distribution.

Sean A. Windeatt	Executive Officer of BGC	Chief Operating Officer of BGC; Interim Chief Financial Officer of BGC (beginning 12/15/18)	United Kingdom

Mr. Windeatt beneficially owns 5,480 shares of Class A Common Stock into which Holdings Units received in the BGC Holdings distribution may be exchanged at the current exchange ratio of 0.9793 shares of Class A Common Stock per Holdings Unit (subject to adjustment).